Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$1,500,000	$173.85

(1) Calculated in accordance with Rule 457 (r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-202524

February 17, 2017

PRICING SUPPLEMENT

(To Prospectus dated March 5, 2015,

Prospectus Supplement dated March 5, 2015 and

ETF Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Fixed Coupon Barrier Notes Linked to the

Market Vectors® Gold Miners ETF

▶	$1,500,000 Fixed Coupon Barrier Notes (each a “Note” and collectively the “Notes”) Linked to the Market Vectors® Gold Miners ETF (the “Reference Asset”)

▶	Maturity of approximately three years

▶	Annualized quarterly coupon payments at a rate of 8.40% per annum to be paid in equal quarterly installments

▶	Contingent return of principal at maturity

▶	You will receive shares of the Reference Asset if the Final Price is less than the Barrier Price (which is 70% of the Initial Price) at maturity; in that case, you will lose all or a portion of your principal amount

▶	All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Notes offered hereunder will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-13 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-6 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $960 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page PS-3 and “Risk Factors” beginning on page PS-6 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000	$15	$985
Total	$1,500,000	$22,500	$1,477,500

1 HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-13 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC USA Inc.
Fixed Coupon Barrier Notes

Linked to the Market Vectors® Gold Miners ETF

This pricing supplement relates to a single offering of Fixed Coupon Barrier Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus supplement, prospectus and ETF Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control.

This pricing supplement relates to an offering of Notes linked to the performance of the Market Vectors® Gold Miners ETF (the “Reference Asset”). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.

Principal Amount:	$1,000 per Note

Reference Asset:	The Market Vectors® Gold Miners ETF (Ticker: GDX)

Trade Date:	February 17, 2017

Pricing Date:	February 17, 2017

Original Issue Date:	February 24, 2017

Final Valuation Date:	February 18, 2020, subject to adjustment as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying ETF Underlying Supplement.

Maturity Date:	February 24, 2020. The Maturity Date is subject to adjustment as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying ETF Underlying Supplement.

Payment at Maturity:	On the Maturity Date, for each $1,000 in Principal Amount, we will pay you the Final Settlement Value plus the final coupon payment.

Final Settlement Value:

▶  If the Final Price is greater than or equal to the Barrier Price, a cash payment of $1,000.

▶  If the Final Price is less than the Barrier Price, the Physical Delivery Amount in shares of the Reference Asset. In such a case, you will lose up to 100% of your Principal Amount.

Physical Delivery Amount:	_____, which is the number of shares of the Reference Asset calculated by dividing the Principal Amount by the Initial Price of the Reference Asset. Fractional share amounts will be paid in cash and determined by multiplying the number of fractional shares by the Final Price of the Reference Asset. The Physical Delivery Amount is subject to adjustment as described under “Additional Terms of the Notes―Antidilution and Reorganization Adjustments” in the accompanying ETF Underlying Supplement.

Barrier Price:	$17.353, which was the 70% of the Initial Price of the Reference Asset.

Annual Coupon Rate (payable quarterly):	8.40% per annum, or 2.10% per quarter

Coupon Payment Dates:	Quarterly on the 24th of each February, May, August and November, commencing on May 24, 2017 and up to and including the Maturity Date. The Coupon Payment Dates are subject to postponement as described under “Additional Terms of the Notes―Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying ETF Underlying Supplement.

Final Return:	The quotient, expressed as a percentage, calculated as follows:

Final Price – Initial Price Initial Price

Initial Price:	$24.79, which was the Official Closing Price on the Pricing Date.

Final Price:	The Official Closing Price on the Final Valuation Date, subject to adjustment as described under “Additional Terms of the Notes—Antidilution and Reorganization Adjustments” in the accompanying ETF-Linked Underlying Supplement.

Official Closing Price:	The closing price of the Reference Asset on any scheduled trading day as determined by the calculation agent based upon the price displayed on Bloomberg Professional® service page “GDX <EQUITY>”, or on any successor page on the Bloomberg Professional® service or any successor service, as applicable (subject to adjustment as described under “Additional Terms of the Notes—Antidilution and Reorganization Adjustments” in the accompanying ETF Underlying Supplement”).

PS-2

Form of Notes:	Book-Entry

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

CUSIP/ISIN:	40435C138 / US40435C1383

Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See “Risk Factors—The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”

PS-3

GENERAL

This pricing supplement relates to the offering of Notes. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the ETF Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement, prospectus or ETF Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in “Risk Factors” beginning on page PS-6 of this pricing supplement, beginning on page S-1 of the prospectus supplement and beginning on page S-1 of the ETF Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▶	The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▶	The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▶	The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

PAYMENT ON THE NOTES

Payment at Maturity

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value plus the final coupon payment. The Final Settlement Value will be determined as follows:

▶	If the Final Price is greater than or equal to the Barrier Price, a cash amount equal to the Principal Amount.

▶	If the Final Price is less than the Barrier Price, the Physical Delivery Amount in shares of the Reference Asset. In such a case, you will lose up to 100% of your Principal Amount.

Coupon

On each quarterly Coupon Payment Date, for each $1,000 in Principal Amount, you will be paid an amount equal to the product of (a) $1,000 multiplied by (b) the Annual Coupon Rate divided by 4. The Coupon Payment Dates are set forth above. The Coupon Payment Dates are subject to postponement for non-business days and other events as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying ETF Underlying Supplement. For information regarding the record dates applicable to the Coupons paid on the Notes, please see the section entitled “Description of Notes―Interest and Principal Payments―Recipients of Interest Payments” beginning on page S-12 in the accompanying prospectus supplement.

The Annual Coupon Rate is 8.40% per annum, to be paid in equal quarterly installments.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

PS-4

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶	You believe that the Final Price will not be below the Barrier Price.

▶	You are willing to receive shares of the Reference Asset as payment on the Notes if the Final Price is below the Barrier Price.

▶	You are willing to make an investment that is potentially exposed to downside performance of the Reference Asset on a 1-to-1 basis if the Final Price is below the Barrier Price.

▶	You are willing to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶	You are willing to forgo dividends or other distributions paid to holders of shares of the Reference Asset or the securities included in the underlying index.

▶	You are willing to hold the Notes to maturity.

▶	You do not seek an investment for which there will be an active secondary market.

▶	You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▶	You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶	You believe that the Final Price will be below the Barrier Price.

▶	You are unwilling to receive shares of the Reference Asset as payment on the Notes if the Final Price is below the Barrier Price.

▶	You are unwilling to make an investment that is potentially exposed to downside performance of the Reference Asset on a 1-to-1 basis if the Final Price is below the Barrier Price.

▶	You are unwilling to invest in the Notes based on the fact that your maximum potential return is the coupon being offered with respect to the Notes.

▶	You prefer to receive the dividends or other distributions paid to holders of shares of the Reference Asset or the securities included in the underlying index.

▶	You are unable or unwilling to hold the Notes to maturity.

▶	You prefer a product that provides upside participation in the Reference Asset, as opposed to the coupon being offered with respect to your Notes.

▶	You seek an investment for which there will be an active secondary market.

▶	You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▶	You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

PS-5

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 in the accompanying prospectus supplement and beginning on page S-1 of the accompanying ETF Underlying Supplement. Investing in the Notes is not equivalent to investing directly in the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the Notes described in the following sections:

▶	“— Risks Relating to All Note Issuances” in the prospectus supplement;

▶	“— General Risks Related to Index Funds” in the ETF Underlying Supplement;

▶	“— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets” in the ETF Underlying Supplement;

▶	“— Risks Associated with Non-U.S. Companies” in the ETF Underlying Supplement;

▶	“— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes” in the ETF Underlying Supplement;

▶	“— The Notes are Subject to Currency Exchange Risk” in the ETF Underlying Supplement; and

▶	“—There are Risks Associated with Emerging Markets” in the ETF Underlying Supplement.

▶	You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not guarantee return of principal and you may lose all of your Principal Amount.

The Notes do not guarantee any return of principal. The Notes differ from ordinary debt securities in that if the Final Price is less than the Barrier Price at maturity, we will pay you shares of the Reference Asset. In that case, the Payment at Maturity is expected to be worth less than the Principal Amount and you could lose all of your Principal Amount if the Final Price of the Reference Asset falls to zero. In that case, even with the coupon payments paid on the Notes, your return on the Notes will be negative.

You will not participate in any appreciation in the price of the Reference Asset.

The Notes will not pay more than the Principal Amount, plus the coupon payments, at maturity. Even if the Final Return of the Reference Asset is greater than zero, you will not participate in the appreciation of the Reference Asset. Assuming the Notes are held to maturity, the maximum amount payable with respect to the Notes will not exceed the sum of the Principal Amount plus the coupon payments. Under no circumstances, regardless of the extent to which the price of the Reference Asset appreciates, will your return exceed the total amount of the coupon payments. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Reference Asset.

The Notes are subject to the credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including coupons and any return of principal at maturity depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

If the Physical Delivery Amount will be paid on the Notes, you will be subject to the price fluctuation of the Reference Asset after the Final Valuation Date.

If the Final Price is less than the Barrier Price at maturity, we will deliver to you the Physical Delivery Amount in shares of the Reference Asset. The value of those shares may further decrease between the Final Valuation Date and the Maturity Date, and you will incur additional losses to the extent of such decrease. In addition, there is no assurance that an active trading market will continue for shares of the Reference Asset or that there will be liquidity in that trading market.

The amount payable on the Notes is not linked to the price of the Reference Asset at any time other than on the Final Valuation Date.

The Final Price will be based on the Official Closing Price of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset appreciates during the term of the Notes other than on the Final Valuation Date but then drops on the Final Valuation Date to a price that is less than the Barrier Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other

PS-6

times during the term of the Notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity on the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

There is limited anti-dilution protection.

The Calculation Agent will adjust the Official Closing Price, for certain events affecting the shares of the Reference Asset, such as stock splits and corporate actions which may affect the price of the Reference Asset. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the Calculation Agent to adjust the price of the shares of the Reference Asset, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the section “Additional Terms of the Notes—Antidilution and Reorganization Adjustments” in the accompanying ETF Underlying Supplement for additional information.

No guaranteed interest or dividend payments or voting rights.

As a holder of the Notes, you will not necessarily receive the quarterly coupon payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Reference Asset or shares of the securities held

PS-7

by the Reference Asset would have. In addition, the issuers of the securities held by the Reference Asset will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the price of the Reference Asset and the value of the Notes. Because the return on the Notes will not reflect any dividends paid on the Reference Asset, any positive return on the Notes may be less than the return on a direct investment in the Reference Asset.

Management risk.

The Reference Asset is not managed according to traditional methods of ‘‘active’’ investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Reference Asset, utilizing a ‘‘passive’’ or indexing investment approach, attempts to approximate the investment performance of the underlying index by investing in a portfolio of securities that generally replicate the underlying index. Therefore, unless a specific security is removed from the underlying index, the Reference Asset generally would not sell a security because the security’s issuer was in financial trouble. In addition, the Reference Asset is subject to the risk that the investment strategy of the investment adviser may not produce the intended results. Your investment is linked to the Reference Asset, which is an index fund. Any information relating to the underlying index is only relevant to understanding the index that the Reference Asset seeks to replicate.

The performance and market value of the Reference Asset during periods of market volatility may not correlate with the performance of its underlying index as well as the net asset value per share of the Reference Asset.

During periods of market volatility, securities underlying the Reference Asset may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the Reference Asset and the liquidity of the Reference Asset may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the Reference Asset. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Reference Asset. As a result, under these circumstances, the market value of shares of the Reference Asset may vary substantially from the net asset value per share of the Reference Asset. For all of the foregoing reasons, the performance of the Reference Asset may not correlate with the performance of its underlying index as well as the net asset value per share of the Reference Asset, which could materially and adversely affect the value of the Notes in the secondary market and/or reduce your payment at maturity.

The value of shares of the Reference Asset may not completely track the value of the underlying index.

Although the trading characteristics and valuations of shares of the Reference Asset will usually mirror the characteristics and valuations of the underlying index, the value of the shares of the Reference Asset may not completely track the level of the underlying index. The Reference Asset may reflect transaction costs and fees that are not included in the calculation of the underlying index. Additionally, because the Reference Asset may not actually hold all of the stocks comprising the underlying index but invests in a representative sample of securities which have a similar investment profile as the stocks comprising the underlying index, the Reference Asset may not fully replicate the performance of the underlying index.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the Notes, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Risks associated with non-U.S. companies.

The value of the Market Vectors® Gold Miners ETF depends, in part, upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities

PS-8

may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Market Vectors® Gold Miners ETF and, as a result, the value of the Notes.

Risks associated with emerging markets.

An investment in the Notes will involve risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

The Notes will not be adjusted for changes in exchange rates.

Although some of the equity securities that comprise the Market Vectors® Gold Miners ETF are traded in currencies other than U.S. dollars, and your Notes are denominated in U.S. dollars, the amount payable on the Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the Market Vectors® Gold Miners ETF, and therefore your Notes. The amount we pay in respect of the Notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

The holdings of the index fund are concentrated in the gold and silver mining industries.

All or substantially all of the equity securities held by the index fund are issued by gold or silver mining companies. An investment in the Notes linked to the index fund will be concentrated in the gold and silver mining industries. As a result of being linked to a single industry or sector, the Notes may have increased volatility as the share price of the index fund may be more susceptible to adverse factors that affect that industry or sector. Competitive pressures may have a significant effect on the financial condition of companies in these industries.

In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.

Relationship to gold and silver bullion.

The index fund invests in shares of gold and silver mining companies, but not in gold bullion or silver bullion. The index fund may under- or over-perform gold bullion and/or silver bullion over the term of the Notes.

PS-9

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Price of the Reference Asset relative to the Initial Price. We cannot predict the price of the Reference Asset at any time, including on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or return on the Notes. The Final Settlement Value may be worth less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and the following examples have been rounded for ease of analysis.

The table below illustrates the total payment on the Notes on a $1,000 investment in the Notes for a hypothetical range of the Reference Asset’s Final Returns from -100% to +100%. The following results are based solely on the terms outlined below. You should consider carefully whether the Notes are suitable to your investment goals.

▶	Principal Amount:	$1,000

▶	Hypothetical Initial Price:	$100

▶	Hypothetical Barrier Price:	$70, or 70% of the Initial Price

▶	Annual Coupon Rate (payable quarterly):	8.40% per annum, to be paid at 2.10% of the Principal
		Amount per quarter

▶	Hypothetical Physical Delivery Amount:	10 ($1,000 divided by $100)

Reference Asset’s Final Return	Hypothetical Total Coupon Paid Over the Term of the Notes[1]	Hypothetical Final Settlement Value	Hypothetical Total Payments on the Notes	Hypothetical Total Return on the Notes
100.00%	$252.00	$1,000	$1,252.00	25.20%
90.00%	$252.00	$1,000	$1,252.00	25.20%
80.00%	$252.00	$1,000	$1,252.00	25.20%
70.00%	$252.00	$1,000	$1,252.00	25.20%
60.00%	$252.00	$1,000	$1,252.00	25.20%
50.00%	$252.00	$1,000	$1,252.00	25.20%
40.00%	$252.00	$1,000	$1,252.00	25.20%
30.00%	$252.00	$1,000	$1,252.00	25.20%
20.00%	$252.00	$1,000	$1,252.00	25.20%
10.00%	$252.00	$1,000	$1,252.00	25.20%
0.00%	$252.00	$1,000	$1,252.00	25.20%
-10.00%	$252.00	$1,000	$1,252.00	25.20%
-20.00%	$252.00	$1,000	$1,252.00	25.20%
-30.00%	$252.00	$1,000	$1,252.00	25.20%
-40.00%	$252.00	$600*	$852.00	-14.80%
-50.00%	$252.00	$500*	$752.00	-24.80%
-60.00%	$252.00	$400*	$652.00	-34.80%
-70.00%	$252.00	$300*	$552.00	-44.80%
-80.00%	$252.00	$200*	$452.00	-54.80%
-90.00%	$252.00	$100*	$352.00	-64.80%
-100.00%	$252.00	$0*	$252.00	-74.80%

1 The Annual Coupon Rate is 8.40% and if the Notes have been held to maturity, the total amount of the coupons paid on the Notes as of the Maturity Date will equal $252.00 per $1,000 in Principal Amount, with coupon payments of $21.00 made on each Coupon Payment Date.

* If the Final Price is less than the Barrier Price, we will pay you 10 shares of the Reference Asset. The value of the 10 shares is based on the Final Price of the Reference Asset.

PS-10

The following examples indicate how the total payments on the Notes would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: The Final Price is less than the Barrier Price.

Reference Asset	Initial Price	Final Price
GDX	$100.00	$40.00 (40.00% of Initial Price)

Because the Final Price of the Least Performing Underlying is less than its Barrier Price, the Final Settlement Value would consist of the Physical Delivery Amount of 10 shares, worth $400 (10 x $40).

Therefore, with the total coupon payments of $252 over the term of the Notes, the total payments on the Notes will be $652 per $1,000 in Principal Amount. Because the Reference Return is less than the Barrier Price, you would receive the Physical Delivery Amount. As of the Final Valuation Date, these shares would have a value of $400. Under these circumstances, the value of the Physical Delivery Amount would represent a loss of 60% of your principal amount.

Example 1 shows that if the Final Price is less than its Barrier Price, you will be exposed to any decrease in the price of the Reference Asset on a 1:1 basis, subject to the price fluctuation of the Reference Asset after the Final Valuation Date. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT AT MATURITY. In addition, over the term of the Notes, you will receive total coupon payments of $252 per $1,000 in Principal Amount, regardless of the performance of the Reference Asset.

Example 2: The Final Price is greater than or equal to the Barrier Price, but less than the Initial Price.

Reference Asset	Initial Price	Final Price
GDX	$100.00	$90.00 (90.00% of Initial Price)

Since the Final Price of the Reference Asset is not below the Barrier Price, the Final Settlement Value equals $1,000.

Additionally, with the total coupon payments of $252.00 over the term of the Notes, the total payment on the Notes is $1,252.00.

Example 2 shows that on the Maturity Date you will receive the return of your Principal Amount if the Final Price is greater than the Barrier Price, even if the Final Return is less than zero. In addition, over the term of the Notes, you will receive total coupon payments of $252 per $1,000 in Principal Amount, regardless of the performance of the Reference Asset.

Example 3: The Final Price is greater than the Initial Price.

Reference Asset	Initial Price	Final Price
GDX	$100.00	$130.00 (130.00% of Initial Price)

Since the Final Price of the Reference Asset is not below the Barrier Price, the Final Settlement Value equals $1,000.

Additionally, with the total coupon payments of $252.00 over the term of the Notes, the total payment on the Notes is $1,252.00.

Example 3 shows that on the Maturity Date, you will not benefit from any increase in the Reference Asset over the term of the Notes and will receive the return of your Principal Amount even if the Final Return is greater than zero. In addition, over the term of the Notes, you will receive total coupon payments of $252 per $1,000 in Principal Amount, regardless of the performance of the Reference Asset.

PS-11

THE Market Vectors® Gold Miners ETF (“GDX”)

Description of the GDX

The Market Vectors® Gold Miners ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The Market Vectors® Gold Miners ETF was developed by the NYSE Arca Gold Miners Index to provide exposure to publicly traded companies worldwide involved primarily in the mining for gold, representing a diversified blend of small-, mid-, and large-capitalization stocks. The returns of the GDX may be affected by certain management fees and other expenses, which are detailed in its prospectus.

For more information about the GDX, see “The Market Vectors® Gold Miners ETF” beginning on page S-29 of the accompanying ETF Underlying Supplement.

Historical Performance of the GDX

The following graph sets forth the historical performance of the GDX based on the daily historical closing prices from January 1, 2008 through February 17, 2017. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

The historical prices of the GDX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Price of the GDX on the Final Valuation Date.

Historical Performance of the GDX

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from January 1, 2008 to February 17, 2017, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Reference Asset should not be taken as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High ($)	Quarterly Low ($)	Quarterly Close ($)
1/2/2008	3/31/2008	56.87	44.88	47.75
4/1/2008	6/30/2008	51.43	41.61	48.52
7/1/2008	9/30/2008	51.83	27.36	34.08
10/1/2008	12/31/2008	35.49	15.83	33.88
1/2/2009	3/31/2009	38.93	27.15	36.88
4/1/2009	6/30/2009	45.10	30.81	37.76
7/1/2009	9/30/2009	48.40	34.05	45.29
10/1/2009	12/31/2009	55.40	40.92	46.21
1/4/2010	3/31/2010	51.16	39.48	44.41
4/1/2010	6/30/2010	54.83	45.36	51.96
7/1/2010	9/30/2010	56.86	46.80	55.93
10/1/2010	12/31/2010	64.62	53.68	61.47
1/3/2011	3/31/2011	62.02	52.47	60.06
4/1/2011	6/30/2011	64.14	51.11	54.59
7/1/2011	9/30/2011	66.97	53.03	55.19
10/3/2011	12/30/2011	63.70	49.22	51.43
1/3/2012	3/30/2012	57.93	48.05	49.57
4/2/2012	6/29/2012	50.76	39.08	44.77
7/2/2012	9/28/2012	55.25	40.41	53.71
10/1/2012	12/31/2012	54.64	44.17	46.39
1/2/2013	3/29/2013	47.52	35.57	37.85
4/1/2013	6/28/2013	37.88	22.21	24.41
7/1/2013	9/30/2013	31.35	22.79	25.06
10/1/2013	12/31/2013	26.91	20.24	21.12
1/1/2014	3/31/2014	28.02	21.27	23.60
4/1/2014	6/30/2014	26.53	21.93	26.45
7/1/2014	9/30/2014	27.77	21.29	21.35
10/1/2014	12/31/2014	22.16	16.45	18.38
1/1/2015	3/31/2015	23.22	17.29	18.24
4/1/2015	6/30/2015	21.25	17.68	17.76
7/1/2015	9/30/2015	18.03	12.62	13.74
10/1/2015	12/31/2015	17.04	12.93	13.72
1/1/2016	3/31/2016	21.42	12.41	19.98
4/1/2016	6/30/2016	27.75	19.33	27.70
7/1/2016	9/30/2016	31.79	25.17	26.43
10/1/2016	12/31/2016	26.56	18.66	20.92
1/1/2017	2/17/2017*	25.57	21.76	24.79

* This pricing supplement includes, for the first calendar quarter of 2017, data for the period from January 1, 2017 through February 17, 2017. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2017.

PS-12

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine (i) the accelerated Payment at Maturity due and payable in the same general manner as described in “Payment at Maturity” in this pricing supplement and (ii) any accrued but unpaid interest payable based upon the Annual Coupon Rate calculated using the actual number of days in the applicable coupon payment period, and on the basis of a 360-day year. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Final Return, and the accelerated maturity date will be the third business day after the accelerated Final Valuation Date. If a market disruption event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities—Senior Debt Securities—Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.50% per $1,000 in Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

Delivery of the Notes will be made against payment for the Notes on the Original Issue Date set forth on page PS-2 of this document, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-59 in the prospectus supplement.

See “Supplemental Plan of Distribution (Conflicts of Interest)” beginning on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, each Note should be treated as (i) a put option written by you (the “Put Option”) that permits us to settle the Put Option in shares of the Reference Asset, or at our option, the cash value of those shares, and (ii) a deposit with us of cash in an amount equal to the Principal Amount of the Note (the “Deposit”) to secure your potential obligation under the Put Option, as described in the prospectus supplement under the heading “U.S. Federal Income Tax Considerations – Tax Treatment of U.S. Holders – Certain Notes Treated as a Put Option and a Deposit or an Executory Contract – Certain Notes Treated as a Put Option and a Deposit.” We intend to treat the Notes consistent with this approach, and we intend to treat the Deposits as non-contingent debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat each Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as consisting of the Deposit and the Put Option for all U.S. federal income tax purposes. Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible and the timing and character of income in respect of the Notes might differ from the treatment described above. We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

We will not attempt to ascertain whether the Reference Asset or any of the entities whose stock is owned by the Reference Asset would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as

PS-13

defined for U.S. federal income tax purposes. If the Reference Asset or one or more of the entities whose stock is owned by the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset and entities whose stock is owned by the Reference Asset and consult your tax advisor regarding the possible consequences to you if the Reference Asset or one or more of the entities whose stock is owned by the Reference Asset is or becomes a PFIC or USRPHC.

U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — Certain Notes Treated as a Put Option and a Deposit or an Executory Contract — Certain Notes Treated as a Put Option and a Deposit” in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to U.S. holders (as defined in the accompanying prospectus supplement). For purposes of dividing the 8.40% annual Coupon Rate on the Notes among interest on the Deposit and Put Premium, 2.47% constitutes interest on the Deposit and 5.93% constitutes Put Premium.

Non-U.S. Holders. Please see the discussion under the heading “U.S. Federal Income Tax Considerations — Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement for further discussion of U.S. federal income tax considerations applicable to non-U.S. holders (as defined in the accompanying prospectus supplement). Because the U.S. federal income tax treatment (including the applicability of withholding) of coupon payments on the Notes is uncertain, the entire amount of the coupon payment will be subject to U.S. federal income tax withholding at a 30% rate (or at a lower rate under an applicable income tax treaty). We will not pay any additional amounts in respect of such withholding.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2018. Based on HSBC Bank’s determination that the Notes are not “delta-one” instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting a Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of a Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Foreign Account Tax Compliance Act. The IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America.  This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer’s registration statement on Form S-3 dated March 5, 2015.

PS-14

TABLE OF CONTENTS

You should only rely on the information contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these Notes, and these documents are not soliciting an offer to buy these Notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$1,500,000 Fixed Coupon Barrier
Notes Linked to the Market Vectors®
Gold Miners ETF

February 17, 2017

PRICING SUPPLEMENT

Pricing Supplement
General	PS-4
Payment on the Notes	PS-4
Investor Suitability	PS-5
Risk Factors	PS-6
Illustrative Examples	PS-10
The Market Vectors® Gold Miners ETF	PS-12
Events of Default and Acceleration	PS-13
Supplemental Plan of Distribution (Conflicts of Interest)	PS-13
U.S. Federal Income Tax Considerations	PS-13
Validity of the Notes	PS-14

ETF Underlying Supplement
Risk Factors	S-1
Reference Sponsors and Index Funds	S-7
The Energy Select Sector SPDR® Fund	S-8
The Financial Select Sector SPDR® Fund	S-10
The Health Care Select Sector SPDR® Fund	S-12
The iShares® China Large-Cap ETF	S-14
The iShares® Latin America 40 ETF	S-17
The iShares® MSCI Brazil Capped ETF	S-19
The iShares® MSCI EAFE ETF	S-21
The iShares® MSCI Emerging Markets ETF	S-23
The iShares® MSCI Mexico Capped ETF	S-25
The iShares® Transportation Average ETF	S-27
The iShares® U.S. Real Estate ETF	S-28
The Market Vectors® Gold Miners ETF	S-29
The Powershares QQQ TrustSM, Series 1	S-31
The SPDR® Dow Jones Industrial Average® ETF Trust	S-34
The SPDR® S&P 500® ETF Trust	S-36
The Vanguard® FTSE Emerging Markets ETF	S-39
The WisdomTree® Japan Hedged Equity Fund	S-42
Additional Terms of the Notes	S-44

Prospectus Supplement
Risk Factors	S-1
Pricing Supplement	S-8
Description of Notes	S-10
Use of Proceeds and Hedging	S-33
Certain ERISA Considerations	S-34
U.S. Federal Income Tax Considerations	S-37
Supplemental Plan of Distribution (Conflicts of Interest)	S-59

Prospectus
About this Prospectus	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	6
Use of Proceeds	7
Description of Debt Securities	8
Description of Preferred Stock	19
Description of Warrants	25
Description of Purchase Contracts	29
Description of Units	32
Book-Entry Procedures	35
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	40
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58